

AdCare Health Systems Closes Additional $750,000 in Convertible Notes

SPRINGFIELD, Ohio, November 1, 2010 – On October 29, 2010, AdCare Health Systems, Inc. (NYSE AMEX: ADK), a recognized innovator in senior living and health care facility management, issued and sold an additional $750,000 in unsecured subordinated convertible notes to certain accredited investors. This second closing follows on the heels of AdCare's October 26, 2010 initial closing of $11,050,000 of unsecured subordinated convertible notes, bringing the total raised in the two closings to $11,800,000.

Additional details of the financing and the notes were previously disclosed in a press release on October 26, 2010.

The notes were offered and issued only to accredited investors in a private placement transaction under Section 4(2) under the Securities Act of 1933 and the rules and regulations promulgated thereunder. Accordingly, the securities offered in this placement have not been registered under the Securities Act of 1933 or state securities laws, and cannot be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, AdCare has agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the shares of common stock to be issued upon conversion of the notes.

This news release is neither an offer to sell nor a solicitation of an offer to buy any of the securities discussed herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any state.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE AMEX: ADK) is a recognized innovator in senior living and health care facility management. AdCare develops, owns and manages assisted living facilities, nursing homes and retirement communities, as well as provides home health care services. Since its inception in 1988, AdCare's mission has been to provide the highest quality of healthcare services to the elderly. For more information about AdCare, visit www.adcarehealth.com.

Forward-Looking Statements Disclaimer
Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management, and involve known and unknown risks, results, performance or achievements of the company which may differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the company with the Securities and Exchange Commission and include, among others, the company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms,

changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements. Except where required by law, AdCare undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Company Contacts
David A. Tenwick, Chairman
Tel (740) 549-0400, or
Chris Brogdon, Vice Chairman and CAO
Tel (937) 964-8974
AdCare Health Systems, Inc.
info@adcarehealth.com

Investor Relations
Scott Liolios or Ron Both
Liolios Group, Inc.Tel (949) 574-3860
Email: info@liolios.com